ENVOY CAPITAL GROUP INC.
ANNOUNCES RESULTS FOR FISCAL 2009

TORONTO, ON – December 16, 2009 – Envoy Capital Group Inc. (NASDAQ: ECGI/TSX: ECG) today announced that for its fiscal year ended September 30, 2009 it incurred a net loss of ($10.5) million or ($1.22) per fully diluted share compared with a net loss of ($10.2) million or ($1.11) per fully diluted share for fiscal 2008. The per share calculations are based on fully diluted weighted average shares outstanding of approximately 8.6 million for the current quarter and 9.1 million for last year.

The net loss for fiscal 2009 includes $6.2 million in one time or non-recurring items as follows:
•	Non-cash expenses of $4.4 million relating to the write down of goodwill;
•	Non-cash expenses of $1.0 million relating to the write down of future tax assets;
and,
•
Non-recurring losses of $0.8 million relating to the company’s Dubai branch operations which were closed during the fourth quarter of fiscal 2009 because of deteriorating business and economic conditions in that region.

The net loss for the fourth quarter ended September 30, 2009 was ($6.4) million or ($0.75) per fully diluted share compared with a loss of ($8.3) million or ($0.90) for the same quarter last year.

The 2009 fourth quarter loss includes $5.8 million in one-time or non-recurring items as follows:
•	Non-cash expenses of $4.4 million relating to the write down of goodwill;
•	Non-cash expenses of $1.0 million relating to the write down of future tax assets;
and,
•
Non-recurring losses of $0.4 million relating to the company’s Dubai branch operations which were closed during the fourth quarter of fiscal 2009 because of deteriorating business and economic conditions in that region.

Management's discussion and analysis, containing a full analysis of financial results, is available on EDGAR (www.sec.gov/edgar.shtml) and on SEDAR (www.sedar.com).

About Envoy Capital Group Inc.

Envoy Capital Group Inc. (NASDAQ:ECGI / TSX:ECG) is a merchant banking organization that focuses on providing financial services as well as equity and debt capital, to small and mid-cap companies. For more information on Envoy Capital Group Inc., visit our website at www.envoy.to

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Cautionary Statement

Certain statements contained in this press release may constitute "forward-looking statements" within the meaning of Section 21E (i) (1) of the United States Securities Exchange Act of 1934. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause Envoy Capital Group’s actual results to be materially different from any future results expressed or implied by these statements. Such factors include the following: general economic and business conditions, changes in demand for Envoy Capital Group’s services, changes in competition, the ability of Envoy Capital Group to integrate acquisitions or complete future acquisitions, interest rate fluctuations, currency exchange rate fluctuations, dependence upon and availability of qualified personnel and changes in government regulation. In light of these and other uncertainties, the forward-looking statements included in this press release should not be regarded as a representation by Envoy Capital Group that Envoy Capital Group’s plans and objectives will be achieved. These forwardlooking statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.

For further information, please call:
Envoy Capital Group Inc.
Contact: Joseph Leeder
Tel: (416) 593-1212

Or contact our investor relations department at: info@envoy.to

Envoy Capital Group Inc.
Consolidated Balance Sheet Highlights
(Expressed In Canadian dollars)

As at:	September 30	September 30
	2009	2008
Current assets	$21,476,272	$28,822,868
Long-term assets	2,118,932	7,659,176
	23,595,204	36,482,044
Current liabilities	1,958,762	4,322,723
Long-term liabilities	-	-
	1,958,762	4,322,723
Minority interest	12,408	-
Shareholders' equity	21,624,034	32,159,321
	$23,595,204	$36,482,044

Financial Highlights
Envoy Capital Group Inc.
Consolidated Statements of Operations
(Expressed In Canadian dollars)

For the year ended:	September 30	September 30
	2009	2008
Net revenue from consumer branding business	$11,732,473	$15,514,533
Net investment gains (losses)	333,372	(4,930,185)
Interest and dividend income	252,605	675,519

Operating expenses:	12,318,450	11,259,867
Salaries and benefits	12,706,335	12,815,891
General and administrative	3,151,830	3,581,721
Occupancy costs	851,112	560,757
	16,709,277	16,958,369
Depreciation	618,761	737,132

Interest expense and financing costs	73,840	33,347

Goodwill impairment	4,407,434	-
	21,809,312	17,728,848
Loss before income taxes and minority interest	(9,490,862)	(6,468,981)
Income tax expense	988,226	3,689,164
Loss before minority interest	(10,479,088)	(10,158,145)
Minority interest	(3,278)	-

Net loss	(10,475,810)	(10,158,145)
Loss per share
Basic	$(1.22)	$(1.11)
Diluted	$(1.22)	$(1.11)
Weighted average number of common shares outstanding - basic	8,558,466	9,122,688
Weighted average number of common shares outstanding - fully diluted	8,558,466	9,122,688
Envoy Capital Group Inc.Consolidated Statements of Retained Earnings (Deficit) (Expressed In Canadian dollars)
(Deficit) retained earnings, beginning of year	$(7,064,010)	$3,094,135
Net loss	(10,475,810)	(10,158,145)
Deficit, end of year	$(17,539,820)	$(7,064,010)